Exhibit 99.2

FORWARD LOOKING STATEMENT

This Current on Form 6-K filed by Paranovus Entertainment Technology Ltd. (together with our subsidiaries, unless the context indicates otherwise, “we,” “us,” “our,” or the “Company”), contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “intends,” “may,” “plans,” “potential,” “predict,” “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

Recent Development

Development Agreement

On November 12, 2023, Paranovus Entertainment Technology Limited, (the “Company”) entered into a software development agreement (the “Development Agreement”) with Blueline Studios Inc. (“Blueline”), a company incorporated in Vancouver, Canada. The Company has entered into a non-binding letter of intent in September 2023 with Blueline to acquire 100% of Blueline’s equity interests. This letter of intent has expired as of the date of this report. The Company decided to focus on the transaction with Blueline as contemplated in the Development Agreement first.

Pursuant to the Development Agreement, Blueline shall be responsible for developing and delivering certain interactive game application (“Hollywood Sunshine”), including the underlying software, documentation, and technical data, under the terms and conditions of the Development Agreement, and agreed to assign to the Company all the right, title, and interest in Hollywood Sunshine, excluding any Background Technology (as defined in the Development Agreement). Blueline agreed to deliver the initial full-featured version for the PC platform (the “PC Release”) six months after the Start Date as defined in the Development Agreement, followed by the delivery of iOS version (the “iOS Release”) three months after the PC Release. In exchange, the Company agreed to pay a total of $1,500,000 development fee to Blueline for the PC Release, and $400,000 development fee for the iOS Release, in accordance with the schedule set forth in the Development Agreement. As of January 9, 2024, the Company has paid $750,000 to Blueline according to the schedule as set forth in the Development Agreement. The decision to develop the iOS Release is at the discretion of the Company. Furthermore, once Hollywood Sunshine starts generating revenues, the Company agreed to pay Blueline 9% of the net revenue after deducting all the licensing fees owned to all talent partners.

Promissory Note Offering

On November 9, 2023, the Company signed a promissory note purchase agreement (the “Purchase Agreement”) with a non-U.S. investor (the “Investor”), pursuant to which, the Company issued an 8% promissory note with principal amount of $750,000 (the “Note”) to such Investor on November 14, 2023, the closing date of this transaction. The Note will mature in 12-month after its issuance and can be pre-paid in part or in whole by the Company prior to its maturity date. The proceeds from the Note are used to fund the Hollywood Sunshine and the general corporate activities of the Company.

Suspension of some operations in China

On April 10, 2023, the Company entered into an agreement to transfer 100% of the equity interests in the Fujian Happiness Biotech Co., Limited (“Fujian Happiness”) and its subsidiaries to the third-party Fujian Hengda Beverage Co., Ltd (“Fujian Hengda”), a PRC company which is not affiliate of the Company or any of its directors or officers. Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Fujian Happiness in exchange for cash consideration of RMB 78 million (approximately $11.3 million). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA on July 31, 2023, Fujian Hengda became the sole shareholder of Fujian Happiness and as a result, assumed all assets and liabilities of Fujian Happiness and subsidiaries owned or controlled by Fujian Happiness.

On August 28, 2023, the Company’s indirect wholly owned subsidiary, Happy Buy (Fujian) Internet Technology Co., Limited (“Happy Buy” or “Seller”), and Shunchang Jinyifu trading Co., Ltd (“Shunchang Jinyi”), a PRC company which is not affiliate of the Company or any of its directors or officers (the “Purchaser”) entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser purchased the Happy Buy in exchange for cash consideration of RMB 5 million (approximately $0.7 million, the “Purchase Price”). Upon the closing of the transaction (the “Disposition”) contemplated by the Disposition SPA on September 1, 2023, the Buyer became the sole shareholder of Happy Buy and as a result, assumed all assets and liabilities of Happy Buy and subsidiaries owned or controlled by Happy Buy.

On September 3, 2023, the Board of Directors of the Company approved and ratified suspension of the Company’s e-commerce and internet information and advertising business conducted mainly through Happy Buy. As of March 31, 2023, the e-commerce and internet information and advertising business incurred loss of approximately $21.42 million comparing to loss of approximate $7.60 million as of March 31, 2022. Due to the lingering adverse impacts of COVID-19 and sluggish macro-economic condition in China, the management does not expect short-term turn-over of these businesses and therefore the Board decided to suspend these loss-incurring businesses.

Management plans to transition the Company into the entertainment and AI powered entertainment industries and will continue to identify other prospective acquisition opportunity of target business in such industries. In addition, the Company’s wholly owned subsidiary 2Lab3 has recently shifted its focus towards the development of AI-powered applications.

After disposition of its nutraceutical and dietary supplements business in April 2023 and suspension of the e-commerce and internet information and advertising business expected in September 2023, the Company’s only remaining operating business based in China is the automobile sales business, a B2B business committed to optimizing the auto supply chain by connecting car dealers via an online automobile sales platform and offering overall services for automobile purchasing.

Results of Operations

The following information was derived from our Unaudited Financial Results for the six months ended September 30, 2023 and 2022, attached hereto as Exhibit 99.1.

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

(UNAUDITED)

(IN U.S. DOLLARS)

	For the six months ended September 30,
	2023	2022
Revenues	$6,293,965	$16,880,316
Cost of revenues	(6,288,714)	(16,489,032)
Gross profit	5,251	391,284

Operating expenses:
Selling and marketing	9,245,430	1,633,262
General and administrative	1,483,419	823,832
Research and development	-	5,741
Gain on disposal of subsidiaries	(23,473,558)	(67,501)
Total operating expenses	(12,744,709)	2,395,334

Operating income (loss)	12,749,960	(2,004,050)

Other income (expenses):
Interest income	1,220	614
Interest expense	-	(500)
Other loss, net	(3,003,670)	(84,773)
Total other loss, net	(3,002,450)	(84,659)

Gain (loss) from continuing operations before income taxes	9,747,510	(2,088,709)

Provision for tax expenses	-	(44,280)

Net gain (loss) from continuing operations	$9,747,510	$(2,132,989)
Net loss from discontinued operations – disposal*	(1,551,740)	(20,605,694)

Net gain (loss)	8,195,770	(22,738,683)

Other comprehensive loss:
Foreign currency translation adjustments	(1,768,661)	(4,606,029)
Comprehensive income (loss)	$6,427,109	$(27,344,712)
Less: comprehensive loss attributable to non-controlling interests:	(886,008)	(80,764)
Comprehensive income (loss) attributable to Paranovus Entertainment Technology Ltd.	7,313,117	(27,263,948)
Basic and diluted earnings (loss) per ordinary share
Continuing operations basic and diluted	$2.06	$(0.05)
Basic and diluted loss per ordinary share
Discontinued operations basic and diluted	$(0.33)	$(0.51)
Weighted average number of ordinary shares outstanding
Basic and diluted	4,732,726	40,485,912

Revenues

We generated $6,293,965 in revenues for the six months ended September 30, 2023, representing a decrease of $10,586,351 or 62.71%, as compared with $16,880,316 for the six months ended September 30, 2022. The decrease was primarily due to the strategic shift of the Company’s business. The Company disposed the healthcare and e-commerce business during the six months ended September 30, 2023, at the same time, the automobiles business was gradually decreasing. The revenue generated from the healthcare and e-commerce was reclassified into the gain/ (loss) from discontinued operations - disposal account.

The automobile sales had decreased by $9,743,797, from $16,037,762 for the six months ended September 30, 2022 to $6,293,965 for the six months ended September 30, 2023. The total revenue of automobiles gradually decreased during the six months ended September 30, 2023. Therefore the Company is considering suspending the automobile business.

Cost of Revenue

Cost of revenue decreased by $10,200,318 or 61.86%, from $16,489,032 for the six months ended September 30, 2022 to $6,288,714 for the six months ended September 30, 2023. Gross margin were 0.08% and 2.32% for the six months ended September 30, 2023 and 2022, respectively. The gross profit of automobiles sales gradually decreased and the Company is contemplating the possibility of the suspension of the automobile sales business in the future, considering various factors, including but not limited to, the performance and operating results of this business.

Selling and Marketing Expenses

The selling expenses increased by $7,612,168, or 466.07%, from $1,633,262 for the six months ended September 30, 2022 to $9,245,430 for the six months ended September 30, 2023, the increase was primarily because Happiness Biology Technology Group Limited (“Happiness Hong Kong” or “WFOE”) invested more cash in exhibition and advertising to attract new potential customers through different platforms such as we-media, exhibitions, streaming advertising and etc., to promote its business of healthcare, e-commerce and automobiles.

General and Administrative Expenses

The general and administrative expenses increased from $823,832 for the six months ended September 30, 2022 to $1,483,419 for the six months ended September 30, 2023, representing an increase of $0.66 million, or 80.06%. The increase was mainly due to the office expenses, staff cost and service expenses incurred from the Company’s subsidiaries in the United States, including 2Lab3 LLC and Paranovus New York.

Research and Development Expenses

The research and development expenses decreased from $5,741 for the six months ended September 30, 2022 to nil for the six months ended September 30, 2023, representing a decrease of $5,741 million, or 100.0%. The decrease in the cost of research and development expense was due to the disposal of the healthcare segment.

Gain (loss) from continuing operations before income taxes

The gain from continuing operations of $9,747,510 for the six months ended September 30, 2023, compared to loss from continuing operations of $2,088,709 for the six months ended September 30, 2022. The gain generated in 2023 was mainly attributed to the disposal of healthcare and e-commerce segments and the respective operating entities amounted to $23,473,558. The loss incurred during the six months ended September 30, 2022 was resulted from the poor performance of the healthcare products segment, which was result from the impacts of COVID-19, including the lockdown and mass testing policies in China. We had gradually optimized and made the strategy shift to avoid further losses.

Income Tax

We incurred no income tax expense for the six months ended September 30, 2023, representing a decrease of $44,280 or 100%, compared to $44,280 for the six months ended September 30, 2022. The change was primary attributable to the disposal of the business of healthcare and e-commerce. No provision of income tax for the remaining business.

Net gain (loss) from continuing operations

As a result of the foregoing, net gain amounted to $9,747,510 for the six months ended September 30, 2023, compared to net loss of $2,132,989 for the six months ended September 30, 2022.

Net loss from discontinued operations – disposal

On July 31, 2023, the Company sold all of healthcare business for approximately $11.3 million (RMB 78 million) consideration and disposed of its healthcare-related business.

By September 30, 2023, the Company has sold all of e-commerce business for approximately $0.7 million (RMB 5 million) consideration and disposed of its e-commerce-related business.

From October 1, 2023, the Company no longer retained any financial interest over healthcare and e-commerce business and accordingly deconsolidated both two business’ financial statements from the Company’s consolidated financial statements. The disposal of these two business represented a strategic shift and has a major effect on the Company’s result of operations.

*	The Company calculated a gain resulting from the above-mentioned dispositions as follows:

For the six months ended September 30, 2023
Consideration	$11,656,321

Cash and cash equivalents	408,239
Accounts receivable, net	4,016,356
Prepaid expenses and other current assets	4,098,502
Property, plant and equipment, net	6,203,413
Intangible assets, net	6,749,192
Goodwill	1,227,292
Other assets	3,047,886
Accounts payable	(16,619,622)
Other payables and accrued liabilities	(16,436,012)
Income tax payable	(28,571
Short-term bank borrowings	(2,162,739)
Deferred tax liability	(1,330,061)

Net assets of discontinued business	(10,826,125)
Non-controlling interest of discontinued business	$(991,112)
Less: net assets of discontinued business contributable to the Company	(11,817,237
Gain on disposal of discontinued business	$23,473,558

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2023, AND MARCH 31, 2023

(UNAUDITED)

(IN U.S. DOLLARS)

	As of September 30,	As of March 31,
	2023	2023
ASSETS
Current assets
Cash and cash equivalents	$1,036,536	$2,198,694
Accounts receivable, net	16,505	-
Inventories	14,544	-
Prepaid expenses and other current assets	904,707	3,074,663
Current assets from discontinued operations - disposal*	-	4,512,614
Total current assets	1,972,292	9,785,971

Property, plant and equipment, net	3,178	13,470
Intangible assets, net	1,678,333	1,868,333
Goodwill	5,184,036	5,184,036
Prepaid assets	2,332,658	251
Non-current assets from discontinued operations – disposal*	-	19,488,148
Total non-current assets	9,198,205	26,554,238

TOTAL ASSETS	$11,170,497	$36,340,209

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$-	$-
Other payables and accrued liabilities	492,980	-
Income tax payable	102	8,987
Current liabilities from discontinued operations – disposal*	-	20,944,091
Total current liabilities	493,082	20,953,078
Deferred tax liability	-	-
Non-current liabilities from discontinued operations – disposal*	-	1,514,060
Total non-current liabilities	-	1,514,060

TOTAL LIABILITIES	493,082	22,467,138

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Class A Ordinary shares, $0.01 par value, 350,000,000 shares authorized, 6,724,675 shares issued and outstanding; $0.01 par value, 350,0,00,000 shares authorized, 7,724,675 shares issued and outstanding	67,177	77,177
Class B Ordinary shares, $0.01 par value, 100,000,000 shares authorized, 612,255 shares issued and outstanding; $0.01 par value, 100,000,000 shares authorized, 612,255 shares issued and outstanding	6,123	6,123
Preferred shares, $0.01 par value,500,000 shares authorized, 0 shares issued and outstanding	-	-
Additional paid-in capital	64,918,726	66,908,726
Statutory reserve	-	7,622,765
Accumulated deficit	(51,257,823)	(59,453,593)
Accumulated other comprehensive loss	(3,056,788)	(402,119)
Total Paranovus Entertainment Technology Ltd.’s shareholders’ equity	10,677,415	14,759,079
Non-controlling interests	-	(886,008)
Total shareholders’ equity	10,677,415	13,873,071
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$11,170,497	$36,340,209

*	The assets and liabilities for discontinued operations - disposal comprised the following items as of March 31, 2023:

March 31, 2023
Current assets for discontinued operations
Cash and cash equivalents	$1,156,793
Accounts receivable, net	1,706,279
Inventories	335,019
Prepaid expenses and other current assets	1,314,523
Total	$4,512,614

Non-current assets for discontinued operations
Property, plant and equipment, net	$8,456,802
Intangible assets, net	7,577,922
Goodwill	1,271,746
Other assets	2,181,678
Total	$19,488,148

Current liabilities for discontinued operations
Accounts payable	$13,462,008
Other payables and accrued liabilities	5,106,634
Income tax payable	134,373
Short-term bank borrowings	2,241,076
Total	$20,944,091

Non-current liabilities for discontinued operations
Deferred tax liability	$1,514,060
Total	$1,514,060

Liquidity and Capital Resources

As of September 30, 2023 and March 31, 2023, we had cash and cash equivalents of $1,036,536 and $2,198,694, respectively. We did not have any other short-term investments.

As of September 30, 2023 and March 31, 2023, our current assets were $1,972,292 and $ 9,785,971, respectively, and our current liabilities were $493,082 and $20,953,078, respectively.

Cash Flows Summary

	For the Six Months Ended September 30,
	2023	2022
Net cash used in operating activities	$(11,705,628)	$(8,183,863)
Net cash (provided by) used in investing activities	11,155,338	(84,912)
Net cash provided by financing activities	-	1,598,574
Effect of exchange rate changes on cash	(1,768,661)	(1,811,034)
Net decrease in cash	$(2,318,951)	$(8,481,235)

Operating activities

Net cash used in operating activities was approximately $11.71 million for the six months ended September 30, 2023, compared to net cash used in approximately $8.18 million for the six months ended September 30, 2022.

Net cash used in operating activities from continuing operations for the six months ended September 30, 2023 was mainly due to the gain on disposal of discontinued operations amounted to approximately $23.47 million, increase of accounts receivable approximately $2.35 million, increase of prepayments and other current assets approximately $21.23 million, increase of the other assets approximately $4.08 million, increase of accounts payable approximately $3.63 million and increase of other payables and accrued liabilities approximately $12.01 million, , offset by decrease of inventories of approximately $0.34 million. Net cash used in operating activities from discontinued operations for the six months ended September 30, 2023 was approximately $8.15 million. The total net cash used in operating activities was approximately 11.71 million.

Investing activities

Net cash provided by investing activities was approximately $11.16 million for the six months ended September 30, 2023, as compared to the net cash used in investing activities amounted to approximately $0.08 million for the six months ended September 30, 2022. Net cash provided by investing activities from continuing operations was mainly generated from the proceeds of disposal of the healthcare and E-commerce business.

Financing activities

Net cash provided by financing activities was approximately $1.6 million for the six months ended September 30, 2022. No financing activities happened during the six months ended September 30, 2023.

Net cash provided by financing activities from discontinued operations for the six months ended September 30, 2022 was mainly due to repayment to the short-term bank loans of approximately $1.03 million, offset by an approximately $1.5 million capital contribution from non-controlling shareholders and the proceeds from short-term bank loans amounted to $1.2 million.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.